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                             July 12, 2022

       Michael Stornant
       Chief Financial Officer
       Wolverine World Wide, Inc.
       9341 Courtland Drive N.E.
       Rockford, MI 49351

                                                        Re: Wolverine World
Wide, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 1, 2022
                                                            Response dated June
27, 2022
                                                            File No. 001-06024

       Dear Mr. Stornant:

              We have reviewed your June 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 31, 2022 letter.

       Response Letter Dated June 27, 2022

       Note 18. Business Segments, page 66

   1. We note your response to our prior comment 3 and have the following additional comments:

                                                              We note that the
Monthly Internal Financial Statements which are provided to the
                                                            CODM weekly,
include brand information. Please specifically describe the type of brand information
included in this report. We note from your response that the
                                                            CODM generally did
not use this brand information to allocate resources or evaluate performance. Please
tell us if there are any times that he does use brand information to allocate
resources or evaluate performance.
 Michael Stornant
Wolverine World Wide, Inc.
July 12, 2022
Page 2
                We note from your response that Mr. Hoffman uses the brand information in the
              Monthly Internal Financial statements to assess and explain the performance of the operating segments and to make resource allocation decisions within the operating segments. Please explain to us the nature of the brand information used by Mr.
              Hoffman, how often he receives it and tell us how his use of this information differs from the use by the CODM. Also, please tell us if Mr. Hoffman holds regular meetings with the Brand Presidents/GMs and if so describe the frequency of these meetings and the nature of any financial information discussed during the meetings.

                We note that Mr. Hoffman also oversaw the Company   s
International Group and
              eCommerce group. Please explain to us the nature of his role in
 overseeing    these
              groups, include the nature of any financial information provided by these groups that he reviews. Please also explain to us the nature of Mr. Hoffman s role in the budgeting process.

      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameMichael Stornant                             Sincerely,
Comapany NameWolverine World Wide, Inc.
                                                               Division of
Corporation Finance
July 12, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName